FREEGOLD VENTURES LIMITED

For Immediate Release

                                                           www.freegoldventures.com

Freegold Receives Additional Bridge Loan Extensions

February 23, 2009 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has reached an agreement with its bridge lenders to further extend the maturity date of its US $4.1 million in bridge loans to July 15, 2009.  As consideration of these extensions, the interest rate on the two loans is being increased from 12.5% to 15.0%, and the lenders will be receiving extension fees consisting of 720,000 common shares of the Company, 1 million warrants to purchase common stock of the Company for a two year period at a price of C $0.25/share, and a cash fee equal to 3% of loan principal, payable upon the earlier of the receipt of new financing or March 31, 2009.

Negotiations are continuing with Freegold’s equipment lenders regarding certain waivers required to maintain the original May 30, 2010 maturity date, and to remove an early repayment right that was provided to the equipment lenders (see released dated May 20, 2008).  This US $1.79 million loan was put in place to allow the Company to complete its purchase of equipment for its 1,200 ton per day portable processing plant, and is secured by 302 acres of private property which was purchased adjacent to the Golden Summit property, and all of the Company’s processing equipment at Golden Summit, which includes a  crushing circuit (primary impact crusher and secondary cone crusher), a grinding circuit (3 ball mills), a gravity-based gold recovery circuit (4 Knelson concentrators), 1.2 MW of portable diesel power generation, plus assorted support and materials handling equipment.

Steve Manz, President and CEO of Freegold, commented “We are grateful that our bridge lenders have provided us with the additional time we need in which to refinance the Company.  We are continuing to assess a variety of funding alternatives, and are pleased to see a definite turn in the market with an increase in the number of junior gold explorers recently having raised fresh debt and equity in this rising gold market.  We continue to believe that our portfolio of North American-based gold projects are among the best advanced-stage projects currently being explored within the junior resource sector.  Although our efforts over the past few months have focused on our refinancing, we have continued to compile and assess the results from our extensive work programs in 2008, and will be providing new project updates shortly.”

The foregoing is subject to execution of definitive documentation and regulatory approval.

“Steve Manz”

Steve Manz, President and CEO

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration and development company.  The Company is currently exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in southern Idaho, a 93% interest in the Golden Summit gold project outside Fairbanks, Alaska, and near the Fort Knox gold mine, a 100% interest in the Rob gold project near the Pogo gold mine in the Goodpaster Mining District of Alaska, and has an exploration agreement with option to lease the Vinasale gold project in central Alaska.

For further information:

Mark Feeney – Investor Relations

1.604.786.2587

mfeeney@freegoldventures.com

DISCLAIMER - This press release contains "forward-looking information” within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company’s exploration operations and financing needs.  Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry, the possibility that the proposed loan extensions described herein will not be completed or completed on terms not currently contemplated by the Company and the possibility that the Company may not be able to raise additional financing required to satisfy its obligations to its lenders and to fund operations. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by the Company.  A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information.  Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information.  The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's drilling program, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company’s other filings with Canadian securities authorities.  Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. CUSIP: 45953B107

1